

November 3, 2010

Mordechay David, President
Winecom, Inc.
c/o EastBiz.com, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: Winecom, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 13, 2010**
> **File No. 333-167227**

Dear Mr. David:

We have reviewed the above-captioned filing and your response letter dated October 13, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated September 28, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"There is uncertainty regarding our ability to continue as a going concern…," page 3

1. Please enhance this risk factor to state clearly the company's expectation that its current assets will be extinguished by December 31, 2010, as expressed on page 32. Please further address the impact that raising minimal funds in this offering will have on the company's financial condition.

Use of Proceeds, page 8

2. We note your response to prior comment 3 and your disclosure regarding the possibility that no proceeds will be raised in this offering. Please further enhance your disclosure to address the possibility that only ten or twenty percent of the offered shares will be sold, and the corresponding impact on your proposed business plans. Please ensure that your enhanced disclosure in this section is consistent with your disclosure elsewhere in the prospectus, including in Use of Proceeds, Capitalization, Dilution, and Management's Discussion and Analysis, including your discussions regarding your plan of operations and liquidity needs.

Management's Discussion and Analysis, page 26

General

3.   We note your response to prior comment 6 and the changes to Management's Discussion and Analysis. However, discrepancies remain between the capital expenditures described on page 29, your assumptions regarding the level of offering success, and the plans and milestones described. In this regard, by way of example and without limitation, on page 29 you describe your planned efforts in the first six months following the offering, assuming at least 600,000 shares are sold. Yet the subsequent discussion includes capital expenditures that exceed the amount of such net proceeds (e.g. the hiring of a graphic designer). By way of further example, on page 31 you indicate that you plan to hire a developer to integrate Facebook and Twitter and provide language translation capabilities for $1,000. Yet this amount is inconsistent with the $3,000 figure set forth in your capital expenditures budget and assumes that at least 1,000,000 shares are sold in the offering. As previously requested, please review and revise your registration statement to ensure that you clearly communicate your assumptions regarding the success of the offering and the corresponding impacts such outcome will have on your short and long term objectives and ability to execute your business plan.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

                                                Sincerely,

                                                Mark Shuman
                                                Branch Chief

cc: Via Facsimile: (604) 681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers